Mail Stop 4561

December 20, 2007

Mr. Patrick Scanlon
Senior Vice President and Controller
Penseco Financial Services Corporation
150 North Washington Avenue
Scranton, PA 18503

     Re: Penseco Financial Services Corporation
                 Form 10-K for the Fiscal Year Ended December 31, 2006
                 File No. 000-23777

Dear Mr. Scanlon:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  John P. Nolan
                  Accounting Branch Chief